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                                                                     EXHIBIT 8.1

                          GRUPO IUSACELL, S.A. DE C.V.

                              LIST OF SUBSIDIARIES

                                                                                   % DIRECT AND        % DIRECT AND
                                                                                INDIRECT ECONOMIC    INDIRECT VOTING
                  SUBSIDIARY                       COUNTRY OF INCORPORATION          INTEREST            INTEREST
                  ----------                       ------------------------          --------            --------
Grupo Iusacell Celular, S.A. de C.V.                        Mexico                     100.0               100.0
Iusacell PCS, S.A. de C.V.                                  Mexico                      94.9                49.0
Iusacell PCS de Mexico, S.A. de C.V.(1)                     Mexico                      94.9                49.0
Iusacell Infraestructura, S.A. de C.V.                      Mexico                     100.0               100.0
Iusacell Arrendadora, S.A. de C.V.                          Mexico                     100.0               100.0
Iusacell Infraestructura de
   Mexico, S.A. de C.V.                                     Mexico                     100.0               100.0
 SOS Telecomunicaciones, S.A. de C.V.(2)                    Mexico                     100.0               100.0
 Comunicaciones Celulares de Occidente,
   S.A. de C.V.(5)                                          Mexico                     100.0               100.0
 Sistemas Telefonicos Portatiles Celulares,
   S.A. de C.V.(2)                                          Mexico                     100.0               100.0
 Telecomunicaciones del Golfo,
   S.A. de C.V. (2)                                         Mexico                     100.0               100.0
 Iusacell, S.A. de C.V.(2)                                  Mexico                     100.0               100.0
 Sistecel, S.A. de C.V.(2)                                  Mexico                     100.0               100.0
 Iusatel, S.A. de C.V.(2)                                   Mexico                      94.9                49.0
 Iusatel USA, Inc.(3)                                    United States                  94.9                49.0
 Iusatelecomunicaciones, S.A. de C.V.(2)                    Mexico                      94.9                49.0
 Grupo Iusacell Nicaragua, S.A.(2)                         Nicaragua                   100.0               100.0
 Punto-a-Punto Iusacell, S.A. de C.V.(2)                    Mexico                      94.9                49.0
 Infotelecom, S.A. de C.V.(2)                               Mexico                      49.0                49.0
 Inmobiliaria Montes Urales 460,
   S.A. de C.V.(2)                                          Mexico                     100.0               100.0
 Iusanet, S.A. de C.V.(2)                                   Mexico                     100.0               100.0
 Editorial Celular, S.A. de C.V.(2)                         Mexico                      40.0                40.0
 Grupo Portatel, S.A. de C.V.(2)                            Mexico                     100.0               100.0
 Portatel del Sureste, S.A. de C.V.(4)                      Mexico                     100.0               100.0
 Mexican Cellular Investment, Inc.(2)                    United States                 100.0               100.0

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     (1)  Held indirectly through Iusacell PCS, S.A. de C.V.
     (2)  Held through Grupo Iusacell Celular, S.A. de C.V.
     (3)  Held through Iusatel, S.A. de C.V.
     (4)  Held through Grupo Portatel, S.A. de C.V.
     (5)  Held through Mexican Cellular Investment, Inc.